Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

February 13, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the request for supplemental information arising from our conference call on January 23, 2007.

Off-Balance Sheet Transactions

Our policy is to classify retail receivables as either held-for-investment or held-for-sale on a receivable-by-receivable basis. Our intent at acquisition is to hold retail receivables for the foreseeable future or until maturity. However, based on funding needs, we may sell an individual retail receivable in an off-balance sheet securitization transaction or whole-loan sale (collectively referred to as "off-balance sheet transactions"). We do not know at the time of acquisition which retail receivables may ultimately be sold in off-balance sheet transactions.

Attachment 1 shows the percentage of US retail receivables that were originated in each quarter during 2003 through 2006 and later sold in off-balance sheet transactions. For all 16 periods reviewed, the dollar amount of receivables sold in off-balance sheet transactions never equaled or exceeded 50% of the dollar amount of originations. We would expect even fewer of the receivables originated in 2006 to be sold in off-balance sheet transactions because we have been moving to on-balance sheet securitizations. Attachment 2 shows the same data from the perspective of the balance of receivables remaining on our balance sheet.

Modified Swap Agreements

For ease of reference, the table below is a copy of the table that we originally included in our January 12, 2007 correspondence. We have quantified the impact of not applying hedge accounting for five modified hedges (swap numbers three, four, six, seven and eight) from the point of modification through the quarter-end. As we discussed during our conference call, we have not performed this assessment on swap numbers one, two or five.

ASSIGNMENTS

No.	Notional in USD	Modification Date	Fee Amount	Modification Rationale
1	$236,500,000	Jul '02	-	Assignment at inception - no change in terms
2	236,500,000	Jul '02	-	Assignment at inception - no change in terms
3	461,000,000	Aug '01	$61,000	Manage counterparty risk - no change in terms
4	259,425,804	Aug '05	$1,070,000	Manage counterparty risk - no change in terms
	$1,193,425,804

RECOUPONS

No.	Notional in USD	Modification Date	Fee Amount	Modification Rationale
5	$300,000,000	Jun '95	-	Manage counterparty risk
6	4,000,000,000	Aug '01	-	Manage counterparty risk
7	50,000,000	Apr '01	20 bps	Counterparty wanted to renegotiate terms
8	525,692,220	Oct '03	-	Monetize swap value
	$4,875,692,220

TOTAL	$6,069,118,024

We have quantified the impact as requested and determined that it was immaterial to our financial statements for the 2001 through 2005 periods. Our analysis is summarized below:

2001:
The impact to earnings in 2001 related to swap number three is an increase in income of $16 million. There is no impact related to swap numbers six and seven because these two swaps were modified prior to the application of long-haul hedge accounting. Specifically, these two swaps were modified in 2001 while they were in short-cut relationships. As a result of our restatement, the swaps were treated as non-designated hedges during all of 2001.

2002:	There is no impact to earnings in 2002 because none of the five swaps were modified in 2002.

2003:
There is no impact to earnings in 2003 because swap number eight was modified and terminated in the same quarter. We discontinued hedge accounting concurrent with the modification. Upon modification, there was no further hedge accounting applied to this swap.

2004:	There is no impact to earnings in 2004 because none of the five swaps were modified in 2004.

2005:	The impact to earnings in 2005 related to swap number four is a decrease in income of $2 million.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP

Attachment 1

Attachment 2

		US Retail Originated Balance Remaining After Receivable Sales

		Origination Period (Year-Qtr)
		2003-1	2003-2	2003-3	2003-4	2004-1	2004-2	2004-3	2004-4	2005-1	2005-2	2005-3	2005-4	2006-1	2006-2	2006-3	2006-4
	0	95%	100%	100%	100%	100%	100%	100%	100%	98%	100%	92%	99%	100%	100%	100%	100%
	1	88%	100%	95%	98%	93%	98%	98%	78%	85%	89%	86%	94%	100%	97%	96%
	2	87%	83%	92%	90%	91%	96%	73%	63%	78%	85%	81%	94%	98%	94%
	3	76%	80%	87%	89%	90%	78%	64%	60%	75%	82%	81%	93%	96%
	4	75%	76%	86%	88%	77%	71%	62%	56%	73%	82%	80%	92%
	5	72%	75%	85%	77%	73%	69%	59%	55%	73%	82%	79%
Balance	6	72%	75%	78%	73%	72%	67%	58%	55%	73%	81%
Remaining	7	71%	69%	75%	72%	70%	67%	58%	55%	73%
After	8	68%	67%	74%	71%	70%	67%	58%	55%
Quarter	9	67%	66%	74%	71%	70%	66%	58%
	10	67%	65%	73%	71%	70%	66%
	11	66%	65%	73%	71%	70%
	12	66%	65%	73%	70%
	13	66%	65%	73%
	14	66%	65%
	15	66%